John Hancock Trust

AMENDMENT TO SUBADVISORY AGREEMENT

T. Rowe Price Associates, Inc.

AMENDMENT made as of this 29th day of April, 2009 to the Subadvisory Agreement dated January 28, 1999, as amended (the "Agreement"), between John Hancock Investment Management Services, LLC, a Delaware limited liability company (the "Adviser"), and T. Rowe Price Associates, Inc., a Maryland Corporation (the "Subadviser"). In consideration of the mutual covenants contained herein, the parties agree as follows:

1.         CHANGE IN APPENDIX A

Appendix A of the Agreement, "Compensation of Subadviser," is hereby amended to add the following portfolio:

Balanced Trust

(the "Portfolio")

2.         SUBADVISORY AGREEMENT

In all other respects, the Agreement is confirmed and remains in full force and effect.

2.         EFFECTIVE DATE

This Amendment shall become effective on the later to occur of (i) approval of this amendment by the Trustees of the John Hancock Trust and (ii) the date of its execution.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed under seal by their duly authorized officers as of the date first mentioned above.

John Hancock Investment Management Services, LLC

John Hancock Investment Management Services, LLC

By:       /s/Bruce R. Speca

            Bruce R. Speca

            Executive Vice President

T. Rowe Price Associates, Inc.

By:       /s/Darrell N. Braman

            Darrell N. Braman

            Vice President

APPENDIX A

The Subadviser shall serve as subadviser for the Portfolio of the Trust listed below. The Adviser will pay the Subadviser, as full compensation for all services provided under this Agreement with respect to the Portfolio, the fee computed separately for such Portfolio at an annual rate as follows (the "Subadviser Fee"):

Fund	First $250 million of Aggregate Net Assets	Next $250 million of Aggregate Net Assets	Next $500 million of Aggregate Net Assets	Excess Over $1 billion of Aggregate Net Assets
Balanced Trust

For purposes of determining  Net Assets and calculating the Subadviser Fee for a given day, the net assets of the Portfolio  are determined by the Custodian or fund accountant as of the close of business on the previous business day of the Portfolio.

The Subadviser Fee for the Portfolio shall be accrued for each calendar day, and the sum of the daily fee accruals shall be paid monthly to the Subadviser within 30 calendar days of the end of each month. The Adviser shall provide Subadviser with such information as Subadviser may reasonably request supporting the calculation of the fees paid to it hereunder. Fees shall be paid either by wire transfer or check, as directed by Subadviser.

If, with respect to the Portfolio, this Agreement becomes effective or terminates, or if the manner of determining the Applicable Annual Fee Rate changes, before the end of any month, the fee (if any) for the period from the effective date to the end of such month or from the beginning of such month to the date of termination or from the beginning of such month to the date such change, as the case may be, shall be prorated according to the proportion which such period bears to the full month in which such effectiveness or termination or change occurs.